QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:	Thomas Stienessen
Chief Executive Officer
(507) 387-2265

NORTHERN STAR FINANCIAL, INC. REPORTS
THIRD QUARTER RESULTS

    MANKATO, Minnesota (May 9, 2001)—Northern Star Financial, Inc. (NASDAQ/OTC BB: "NSBK") today announced results for the Company and its wholly owned subsidiary Northern Star Bank for the third quarter of the fiscal year ending June 30, 2001.

    Total assets of Northern Star Financial increased by $2.8 million during the third quarter and $13.4 million during the first nine months of the fiscal year. Loan receivables net of allowance for loan losses increased by $5.7 million during the first nine months. Assets increased 58% from $23.0 million at June 30, 2000 to $36.4 million at March 31, 2001. During the same time period deposits increased 68% from $18.1 million to $30.7 million. Northern Star Financial reported a net loss of $(0.02) and of $(0.25) per share for the three and nine month periods ended March 31, 2001 respectively. There was an improvement over the three and nine month periods ending March 31, 2000 which was a net loss of $(0.29) and $(1.16) respectively.

    Northern Star Bank reported a net profit of $35,515 for the quarter and $54,001 for the nine-month period ending March 31, 2001. This was a basic profit of $0.12 per share during the first nine months of the fiscal year. The allowance for loan losses was $230,337 at quarter end, which was 1% of total loans held for investment. Non-performing loans at quarter end were $53 thousand.

    Thomas Stienessen, Chief Executive Officer of Northern Star Financial, Inc. offered the following comments on the Company's third quarter results, "During the quarter Northern Star Bank continued its progress toward establishing itself as a viable provider of community banking services. We experienced continued quality growth and improved operating results in virtually every area of operations. Going forward, we will continue to look for ways to provide improved performance by focusing on or growing existing core businesses, by controlling costs, by strengthening non-interest income and by establishing, acquiring, and forming alliances with complimentary businesses."

    The Company commenced operations on January 25, 1999 as a bank holding company whose subsidiary provides financial services. Northern Star Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make secured and unsecured loans to business and professional concerns and mortgage loans secured by residential real estate and other consumer loans.

21

Northern Star Financial Summary Financial Data

    The following table summarizes certain historical financial data of Northern Star Financial and its subsidiary on a consolidated basis as of and for the three months and nine months ended March 31, 2001 and 2000.

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2001	2000	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Income:
Interest income	$661,956	$329,330	$1,832,006	$749,839
Interest expense	453,058	160,969	1,191,806	316,696

Net interest income	208,898	168,361	640,200	433,143
Provision for loan losses	12,114	25,250	52,514	92,750
Other non-interest income	79,232	11,565	138,712	51,425
Non-interest expense	284,422	279,022	833,491	884,307
Income (loss) before income tax expense	(8,406)	(124,346)	(107,093)	(492,489)
Income tax expense (benefit)	—	—	—	—

Net income (loss)	$(8,406)	$(124,346)	$(107,093)	$(492,489)

Balance Sheet:
Assets			$36,367,700	$19,281,500
Allowance for loan losses			230,337	149,000
Deposits			30,653,404	15,502,061
Stockholders' equity			2,755,579	2,903,809
Per Share Data:
Net income (loss)—basic	$(0.02)	$(0.29)	$(0.25)	$(1.16)
Net income (loss)—diluted	$(0.02)	$(0.29)	$(0.25)	$(1.16)
Book value			$6.44	$6.82

22

QuickLinks

NORTHERN STAR FINANCIAL, INC. REPORTS THIRD QUARTER RESULTS
Northern Star Financial Summary Financial Data